UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD. Listed on the TSX symbol: MFL Traded on AMEX symbol: MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS PROVIDES DOLORES UPDATE

AND SECOND QUARTER 2008 RESULTS

August 20, 2008 – Vancouver, British Columbia – Minefinders Corporation Ltd. (the “Company”) (TSX: MFL/AMEX:MFN) today provided an update on community relations and revised production estimates for its Dolores gold and silver mine in Chihuahua, Mexico. The Company also disclosed financial results for the second quarter and first half of 2008 and provided details for an investor conference call to discuss its financial and operating results for the second quarter ended June 30, 2008.

Community Relations

As previously disclosed, since late May a group of protestors has been intermittently blockading the Dolores Mine or threatening violence against the Company’s employees and contractors. The Company has responded to the blockades and threats by periodically suspending mine operations out of concern for the safety of its 600 employees and contractors.

The protestors resumed the illegal blockade earlier this month causing the Company to once again temporarily suspend mine operations. The Company and its employees and contractors have now received written guarantees from the state government of Chihuahua providing for ongoing safe access to the Dolores Mine as well as a police presence onsite to assure no further disruptions of the mine operations. The formal assurance follows a week of intense lobbying by the Company as well as a call to action by a majority of Ejido members, local community representatives, employees of the Company and outside contractors, for the government to act on and confirm its earlier verbal promise to ensure safe access to the Dolores Mine. The blockade has since been removed by state and federal police and operations are recommencing at the Dolores Mine. The Company believes its efforts and ongoing dialogue with all involved to reach an equitable solution will be successful and allow operations to continue uninterrupted in the future. Should there be any further protracted disruptions of access to the mine, in spite of the government guarantee of safe entry, production of gold and silver could be further delayed. Further production delays could affect the ability of the Company to reach commercial production at the Dolores Mine with currently available working capital and credit.

In 2006, the Company negotiated a comprehensive agreement with the Ejido for the development and long-term operation of the mine. In connection with that agreement and in addition to compensation payments, the Company constructed a new village and infrastructure for the local community. The new Dolores village includes electrical, water and sanitation services not previously available to the local population. In addition, the Company constructed public facilities including a new primary school, where classes have commenced for the local children, a modern medical facility with onsite medical professionals, a church and community center, as well as town offices.

Commissioning and Production Status

The Company is optimistic that first production from Dolores will take place at the end of the third quarter but notes this may be pushed back to early in the fourth quarter as a result of the most recent illegal blockade.

Management has reduced its production outlook for 2008 from the June 9, 2008 forecast. Total gold production from Dolores in 2008 is now expected to be in the range of10,000 to 15,000 ounces, down from 40,000 ounces previously forecast. Beyond 2008, the outlook remains unchanged at 128,000 ounces of gold in 2009 and 129,000 ounces of gold in 2010.

Total silver production from Dolores in 2008 is now expected to be in the range of 350,000 to 375,000 ounces, down from1 million ounces previously forecast. Beyond 2008, the outlook remains unchanged at 3 million ounces of silver in 2009 and 4 million ounces of silver in 2010.

Excluding royalties, at a 52 to 1 silver to gold ratio, cash cost is expected to average between US$400 and US$450 per gold equivalent ounce in 2008, and to decrease going forward to the forecasted life of mine average cash cost of US$297 per gold equivalent ounce.

Mining rates at Dolores are at plan levels and construction of all critical processing facilities is now complete. While commissioning of the process facilities is progressing, crushing is not yet at full capacity due to the continued remediation of previously disclosed engineering, design and construction problems. The final remediation of these issues is expected during the third quarter with an associated capacity increase to the planned crushing rate of 18,000 tonnes per day. Placement of initial drain rock and overliner material is complete and the radial stacking system is in place to complete the first panel for leaching.

At June 30, 2008, the Company had $3.6 million in cash and cash equivalents and net working capital of $2.4 million. In addition, the Company had $29 million available under a $50 million revolving three-year term credit facility with Scotia Capital. Management expects to meet its cash requirements from funds in place or available through non-equity sources until positive cash flow commences. The Company does not expect to undertake any new equity financings for the Dolores mine.

Financial results

The Company recorded a net loss of $7.7 million ($0.15 per share) for the second quarter of 2008 compared with a net loss of $0.4 million ($0.01 per share) for the second quarter of 2007. Net losses for the first half of 2008 totalled $13.3 million ($0.27 per share) compared with $4.0 million ($0.08 per share) in the first half of 2007.

The increased loss for the second quarter and the first half of 2008 is due primarily to the increase in activity as the Dolores Mine moves to production. Also contributing to the loss was an increase in expenses for stock-based compensation, a lower foreign exchange gain and lower interest income.

During the second quarter, the Company spent $20.234 million (2007 - $23.199 million) on mineral property, plant and equipment, primarily in the construction and commissioning of the Dolores Mine and in pre-commercial production operating expenditures. Expenditures for the six month period totalled $35.575 million for 2008, down from $45.982 million in 2007. The decrease is due tothe wind-down of construction activities at the Dolores Mine during the first and second quarters of 2008 and the continuing transition to commercial operations.

Management’s Discussion and Analysis as well as the complete financial statements and notes for the second quarter and first half of 2008 are available on the Company’s website at www.minefinders.com.

Conference Call

The Company has scheduled an investor conference call for 1 p.m. Pacific Time (4 p.m. ET) on Wednesday, August 20, 2008, to discuss its financial and operating results for the second quarter ended June 30, 2008.

To access the conference call by telephone, please call 416-695-6120 from overseas or the Greater Toronto Area, or dial toll-free 1-800-769-8320 from elsewhere in North America. An audio replay will be available until August 27, 2008 by calling toll-free in North America at 1-800-408-3053 or 416-695-5800 for Toronto based or overseas callers. Please enter passcode 3269114.

About Minefinders

Minefinders is a precious metals mining and exploration company. The Company is in the final stages of commissioning the multi-million ounce Dolores gold and silver mine in Mexico. The mine is expected to have a more than 15-year life as an open pit mine with additional potential as a high-grade underground mine in the future. The Company continues its exploration efforts on several other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to estimates of production, the timing of the commencement and completion of the construction of, and the commencement of production from, the Dolores Mine, the anticipated costs related to the Dolores Mine, the adequacy of the capital and anticipated production and costs of production, and other statements that are based on the estimates, projections and expectations of management are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the regulatory authorities in Canada and the United States.  Such statements represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date August 26, 2008
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer